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Streamline66

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About Streamline66

On February 11, 2025, Elliott Investment Management announced it had invested more than $2.5 billion in Phillips 66 (NYSE: PSX), making us one of the company's top five investors. We believe Phillips 66 has a clear, achievable path to unlocking substantial value—but to do so, it must take decisive action.

For too long, Phillips 66 has suffered from an inefficient conglomerate structure, weak operating performance, and a lack of accountability. The result? A decade of underperformance, with total shareholder return trailing peers by as much as 188%. Despite possessing world-class assets, the company continues to trade at a significant discount to its true value.

Our Streamline66 plan outlines a clear path forward to streamline the portfolio, improve operational performance and enhance oversight.

Phillips 66 has the assets and potential to be an industry leader. It's time to move beyond empty promises and take real action to deliver for shareholders. #Streamline66

 
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Streamline66

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Elliott believes Phillips 66 (NYSE: PSX) has a significant value creation opportunity driven by the quality of its assets. #Streamline66

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Streamline66

Elliott believes Phillips 66 ($PSX) has a significant value creation opportunity driven by the quality of its assets.

Oil and Gas · 10K+ employees

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Overview

On February 11, 2025, Elliott Investment Management announced it had invested more than $2.5 billion in Phillips 66 (NYSE: PSX), making us one of the company's top five investors. We believe Phillips 66 has a clear, achievable path to unlocking substantial value—but to do so, it must take decisive action.

For too long, Phillips 66 has suffered from an inefficient conglomerate structure, weak operating performance, and a lack of accountability. The result? A decade of underperformance, with total shareholder return trailing peers by as much as 188%. Despite possessing world-class assets, the company continues to trade at a significant discount to its true value.

Our Streamline66 plan outlines a clear path forward to streamline the portfolio, improve operational performance and enhance oversight.

Phillips 66 has the assets and potential to be an industry leader. It's time to move beyond empty promises and take real action to deliver for shareholders. #Streamline66

Website
https://streamline66.com

Industry
Oil and Gas

Company size
10,001+ employees

Google C



ELLIOTT'S PLAN TO
STREAMLINE PHILLIPS 66

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@streamline66

Elliott believes Phillips 66, $PSX, has a significant value creation opportunity driven by the quality of its assets. #Streamline66

🔗 https://t.co/CwU1VGLXcA 📅 Joined February 2025

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Streamline66
Promoted · ···

Elliott's "Streamline66" plan offers a path to restored investor credibility and realization of the full value of Phillips' attractive asset base.

> Another year of **empty rhetoric** and **broken promises** is **unacceptable.**

Elliott's letter to Phillips 66's Board, 2/11/25



It's time for bold actions at Phillips 66

[Learn more]

streamline66.com







Streamline66
Promoted

Despite attractive assets, Phillips' inefficient conglomerate structure means it trades near the multiple of its lowest-valued segments and at a discount to its sum-of-the-parts value.

DESPITE ITS ATTRACTIVE ASSETS, PHILLIPS TRADES AT A SIGNIFICANT DISCOUNT
TEV/EBITDA (2026E)
PSX EBITDA MIX: Midstream 38%, Chemicals 15%, Refining 29%, M&S 18%
6.3X
8.8X
9.6X
10.0X
9.7X
11.5X
AVG. 10.2X
6.5X
6.7X
AVG. 6.6X
8.4X
6.6X
VLO
SUN
EPD
MLPX
OKE
TRGP
DOW
LYB
SOTP
CURRENT
Refining
M&S
Midstream
Chemicals
Phillips 66
Source: Bloomberg.
Note: See appendix of Elliott's Streamline66 presentation as of February 11, 2025 for valuation details. Phillips % breakdown based on % of 2026E consensus EBITDA excluding corporate. Refiner estimates exclude turnaround expense for comparability.
STREAMLINE 66

Phillips 66 trades at a significant discount

streamline66.com

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Streamline66
Promoted

There are clear reasons why: inefficient conglomerate structure, poor operating performance, and damaged management credibility. All can be addressed with bold action by Phillips' management and Board.

PHILLIPS TRADES LIKE A REFINER, WITH NO CREDIT FOR ITS MIDSTREAM BUSINESS
Share Price Performance vs. Refining and Midstream Peers since Elliott Letter(1)
170
160
150
140
130
120
110
100
90
80
PSX
Refining Peers
Midstream Peers
NOV-23
JAN-24
MAR-24
MAY-24
JUL-24
SEP-24
NOV-24
JAN-25
Source: Bloomberg.
Note: 1) Refining peers reflect Valero and Marathon; midstream peers reflect Enterprise Products, MPLX, ONEOK, and Targa. Performance since publication of Elliott letter on November 29, 2023.
STREAMLINE 66

Phillips 66 is deeply underperforming
streamline66.com

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Streamline66
Promoted

···

Current management at Phillips 66 lacks the credibility to do what it takes. Bold action is needed.



STREAMLINE 66

"

Investors are hesitant to believe PSX will improve refining operations given poor operations since Covid and limited benefits from its 2019 cost improvement program.

TD Cowen, 12/4/23

Note: Emphasis added.

Phillips 66's Flawed Operational Execution

streamline66.com

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Streamline66
Promoted

Current management at Phillips 66 lacks the credibility to do what it takes. Bold action is needed.

> " Phillips' leaders...insist that shareholder benefit from its structure and that operating improvements have materialized, despite evidence to the contrary.

Elliott's Streamline66 presentation 2/11/25

STREAMLINE 66

Phillips 66's Flawed Operational Execution

streamline66.com

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WEBSITE MATERIALS





Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 17, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 17, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,708,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 3,983,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 17, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 1,112,500 shares of Common Stock (the "Cash Settled Swaps") and hold exercisable over-the-counter American-style cash settled call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 17, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 17, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

